Build-A-Bear Workshop, Inc.
1954 Innerbelt Business Center Drive
Saint Louis, MO 63114

January 11, 2007

Securities and Exchange Commission
Division of Corporation Finance
Attention: Ms. Regina Balderas, Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Re: Build-A-Bear Workshop, Inc.
File No. 1-32320

Dear Ms. Balderas:

This letter sets forth the responses of Build-A-Bear Workshop, Inc. (the “Company”) to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in your letter dated December 29, 2006 regarding the Staff’s review of the Company’s Form 10-K for the fiscal year ended December 31, 2005, which was filed March 16, 2006 and Forms 10-Q for the fiscal quarters ended April 1, 2006, July 1, 2006, and September 30, 2006, which were filed May 10, 2006, August 10, 2006 and November 9, 2006, respectively. The Company’s responses set forth below correspond to the comments as numbered in the Staff’s letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Comment #1

Controls and Procedures, page 36

We note your statement that “any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.” Please revise to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

In response to the Staff’s comment, in future filings the Company will remove the reference to the level of assurance in our disclosure controls and procedures.

Notes to Consolidated Financial Statements, page 45

Comment #2

(k) Deferred Rent, page 47

We note your disclosure that contingent rental expense increases are recorded in the period in which such contingent increases take place. Please explain to us how this accounting policy complies with the guidance in EITF 98-9 which requires that a lessee should recognize contingent rental expense in interim periods prior to the achievement of the specified target that triggers the contingent rental expense, provided that achievement of that target by the end of the lessee’s fiscal year is probable.

The Company’s policy is to begin recording contingent rental expense when the Company determines that it is probable that forecasted store sales will meet or exceed the specified target that triggers contingent rental expense. The policy in place complies with the guidance of Emerging Issues Task Force No. 98-9 “Accounting for Contingent Rent.” In future filings, the disclosure of the accounting policy will be revised to more clearly state that the Company recognizes contingent rental expense in periods prior to achieving the specified target.

Exhibit 31.1 and 31.2

Comment #3

We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title. This comment also applies to Exhibits 31.1 and 31.2 included in your Forms 10-Q for the quarterly periods ended April 1, 2006, July 1, 2006 and September 30, 2006.

In response to the Staff’s comment, in future filings the Company will exclude the individual’s title in the beginning of the certification.

Comment #4

We note that paragraph 2 of your certifications refers to the “annual” report. In future filings, please provide the exact language included in Item 601 (b)(31) of Regulation S-K and do not refer to the “annual” report in paragraph 2.

In response to the Staff’s comment, in future filings the Company will revise the certification to include the exact language included in Item 601 (b)(31) of Regulation S-K and will not refer to the “annual” report in paragraph 2.

I believe the foregoing to be fully responsive to the Staff’s comments.

Additionally, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any additional questions or comments to me at (314) 423-8000. My fax number is (888) 813-5210.

Sincerely,

/s/ Tina Klocke

Tina Klocke
Chief Financial Bear, Treasurer and Secretary